FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 13, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF IS ELECTED COMPANY OF THE YEAR IN DINHEIRO MAGAZINE’S 500 BEST RANKING

BRF Brasil Foods was elected Company of the Year from among The Best of Dinheiro 2010. The ranking contemplated 500 of the largest Brazilian companies operating in 25 different sectors. BRF was also placed first in the food sector.

The prize is awarded by Istoé Dinheiro magazine, one of the most important economic publications in Brazil, and evaluates the companies from all angles: financial management, social responsibility, management of human resources, management of innovation/quality and corporate governance.

According to the organizers of The 500 Best of Dinheiro, BRF received the accolade of Company of the Year on the basis of an analysis which indicated “rising revenues and profits, a strong global footprint, recognition in the areas of corporate governance and sustainability”. The magazine also points out that “BRF is consolidating into a company  emblamatic of an era of major Brazilian conglomerates”.

EVALUATION METHODOLOGY

The ranking of The Best of Dinheiro not only evaluated companies from the financial point of view but also in accordance with other criteria that have become fundamental in assessing good management, among which are sustainability and corporate governance.

The data supplied by the companies themselves was compiled, cross checked and analyzed by Trevisan, one of the most renowned consultancies in the country. Complementary information on the listed companies was provided by Economática, a financial data consultancy. The Company of the Year prize was awarded to the corporation that obtained the best performance in all the fields analyzed.

São Paulo (SP), August, 13 2010.

Leopoldo Viriato Saboya

CFO and IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 13, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director